UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

Box Ships Inc.
(Name of Issuer)

Common stock, par value $0.01 per share (including related preferred stock purchase rights)
(Title of Class of Securities)

Y09675 102
(CUSIP Number)

Michael Bodouroglou Box Ships Inc. 15 Karamanli Ave. 16673 Voula Athens, Greece 011 30 210 891 4600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2012
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y09675 102

1.	NAMES OF REPORTING PERSONS

Michael Bodouroglou

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

4,121,261 (1)

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

4,121,261 (1)

10.	SHARED DISPOSITIVE POWER	[_]

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,121,261 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.7% (2)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
______________
(1) Mr. Bodouroglou may be deemed to beneficially own 4,121,261 shares of common stock, par value $0.01 per share, of Box Ships Inc. (the "Common Shares") through Neige International Inc., a Marshall Islands company of which he is the controlling person, consisting of (i) 2,787,928 Common Shares and (ii) 1,333,333 Common Shares that are issuable upon the exercise of warrants to purchase 1,333,333 Common Shares that are exercisable between July 1, 2012 and June 30, 2017 inclusive at an exercise price of $7.74 per share.

(2) Pursuant to Rule 13d-3 of the Exchange Act, this percentage includes 1,333,333 Common Shares underlying the warrants discussed above that are exercisable by Neige International Inc. within 60 days of the date of this Schedule 13D/A.

CUSIP No.	Y09675 102

1.	NAME OF REPORTING PERSONS

Neige International Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

The Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,121,261 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

4,121,261 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,121,261 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.7% (2)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

______________
(1) Neige International Inc. shares with Michael Bodouroglou voting and dispositive power over 4,121,261 shares of common stock, par value $0.01 per share, of Box Ships Inc. (the "Common Shares") with consisting of (i) 2,787,928 Common Shares and (ii) 1,333,333 Common Shares that are issuable upon the exercise of warrants to purchase 1,333,333 Common Shares that are exercisable between July 1, 2012 and June 30, 2017 inclusive at an exercise price of $7.74 per share.

(2) Pursuant to Rule 13d-3 of the Exchange Act, this percentage includes 1,333,333 Common Shares underlying warrants discussed above that are exercisable by Neige International Inc. within 60 days of the date of this Schedule 13D/A.

Explanatory Note

The purpose of this Amendment No. 3 to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") on June 10, 2011 is to report the change in beneficial ownership of shares of common stock, par value $0.01 per share (the "Common Shares"), of Box Ships Inc., a Marshall Islands corporation (the "Issuer") by Neige International Inc., a Marshall Islands corporation ("Neige International"), and Michael Bodouroglou, the controlling person of Neige International, as a result of the acquisition by Neige International of 300,000 restricted Common Shares of the Issuer issued pursuant to the Box Ships Inc. 2011 Equity Incentive Plan (the "Plan").

Item 1.	Security and Issuer.

No material change from the Schedule 13D/A filed with the SEC on July 27, 2012.

Item 2.	Identity and Background.

No material change from the Schedule 13D/A filed with the SEC on July 27, 2012.

Item 3.	Source and Amount of Funds or Other Consideration.

On November 14, 2012, the Issuer awarded an aggregate of 300,000 of its restricted Common Shares to Neige International pursuant to a restricted share award agreement, dated as of November 14, 2012 (the "Award Agreement"), granted under the Plan.  The restricted Common Shares awarded to Neige International will vest ratably over a two-year period beginning on December 31, 2013.  No additional compensation was paid for the restricted Common Shares acquired by Neige International pursuant to the Award Agreement.

In addition, on March 18, 2012, the Issuer completed the issuance and sale of 4,000,000 of its Common Shares pursuant to an underwritten public offering (the "Public Offering").  Neige International purchased 400,000 Common Shares in the Public Offering at the public offering price of $5.25 per share, which was paid out of Neige International's working capital.

Item 4.	Purpose of Transaction.

The acquisitions described in Item 3 above are solely for investment purposes.

No material change from the Schedule 13D/A filed with the SEC on July 27, 2012.

Item 5.	Interest in Securities of the Issuer.

(a. and b.)
As of March 18, 2013, the Issuer had outstanding 24,960,715 Common Shares, after giving effect to the issuance of 4,000,000 Common Shares pursuant to the Public Offering. Based on the foregoing, Michael Bodouroglou and Neige International (collectively, the "Reporting Persons") report beneficial ownership of the following Common Shares:

Michael Bodouroglou may be deemed to beneficially own 4,121,261 Common Shares, representing approximately 15.7% of the Issuer's outstanding Common Shares.  This percentage ownership is based on 26,294,048 Common Shares outstanding, which is calculated for Schedule 13D purposes by taking the sum of (i) 24,960,715 Common Shares outstanding and (ii) 1,333,333 Common Shares issuable upon the potential exercise of warrants to purchase the same number of Common Shares held by Neige International. Mr. Bodouroglou has the sole power to vote or direct the vote of 4,121,261 Common Shares; the shared power to vote or direct the vote of 0 Common Shares; the sole power to dispose or direct the disposition of 4,121,261 Common Shares; and the shared power to dispose or direct the disposition of 0 Common Shares.

Neige International may be deemed to beneficially own 4,121,261 Common Shares, representing approximately 15.7% of the Issuer's outstanding Common Shares.  This percentage ownership is based on 26,294,048 Common Shares outstanding, which is calculated for Schedule 13D purposes by taking the sum of (i) 24,960,715 Common Shares outstanding and (ii) 1,333,333 Common Shares issuable upon the potential exercise of warrants to purchase the same number of Common Shares held by Neige International.  Neige International has the sole power to vote or direct the vote of 0 Common Shares; the shared power to vote or direct the vote of 4,121,261 Common Shares; the sole power to dispose or direct the disposition of 0 Common Shares; and the shared power to dispose or direct the disposition of 4,121,261 Common Shares.

(c.)
Item 3 and Item 6 are hereby incorporated herein by reference. Except as set forth in Item 3 and Item 6 or otherwise described herein, the Reporting Persons have not effected any transactions in the Common Shares since the Schedule 13D/A filed with the SEC on June 27, 2012.

(d.)
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Persons.

(e.)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On November 14, 2012, the Issuer awarded an aggregate of 300,000 of its restricted Common Shares to Neige International pursuant to the Award Agreement granted under the Plan.  The restricted Common Shares awarded to Neige International will vest ratably over a two-year period beginning on December 31, 2013.

Pursuant to the terms of the restricted share Award Agreement described above, the restricted Common Shares will vest in full immediately upon the occurrence of a change of control (as defined under the Plan), the involuntary termination of Mr. Bodouroglou's service as an employee of the Issuer or its affiliates without cause (as defined under the Plan) or if Mr. Bodouroglou's service is terminated by reason of his death or disability (as defined under the Plan). If Mr. Bodouroglou voluntarily terminates his service or is removed for cause (as defined under the Plan), all of his unvested restricted Common Shares received pursuant to the Award Agreement will be forfeited.

On March 18, 2012, the Issuer completed the issuance and sale of 4,000,000 of its Common Shares pursuant to the Public Offering.  Neige International purchased 400,000 Common Shares in the Public Offering at the public offering price of $5.25 per share.

In connection with the Public Offering, Michael Bodouroglou and Neige International entered into customary lock-up agreements, dated March 13, 2013, with the underwriters of the Public Offering, a form of which is attached hereto as Exhibit B, pursuant to which such Mr. Bodouroglou and Neige International have generally agreed not to offer, sell, contract to sell or otherwise dispose of or hedge Common Shares of the Issuer or securities convertible into or exchangeable for Common Shares of the Issuer for a period of 90 days after March 13, 2013.

The information contained in Item 3 and Exhibit B is incorporated herein by reference.

Other than as described herein and as described in the Schedule 13D filed with the SEC on June 10, 2011, the Schedule 13D/A filed with the SEC on June 22, 2012, and the Schedule 13D/A filed with the SEC on July 27, 2012, neither Michael Bodouroglou nor Neige International has any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

A.	Agreement between the Reporting Persons to file jointly
B.	Form of Lock-up Agreement, dated March 13, 2013

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 21, 2013

NEIGE INTERNATIONAL INC.* By:/s/ Michael Bodouroglou Name: Michael Bodouroglou Title: Director and President

/s/ Michael Bodouroglou* Name: Michael Bodouroglou

*The Reporting Person disclaims beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

Agreement

The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13D/A dated March 21, 2013 with respect to the shares of common stock of Box Ships Inc. to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13D/A jointly on behalf of each such party.

Dated: March 21, 2013

NEIGE INTERNATIONAL INC. By:/s/ Michael Bodouroglou Name: Michael Bodouroglou Title: Director and President
/s/ Michael Bodouroglou Name: Michael Bodouroglou

Exhibit B

Form of Lock-Up Agreement

March 13, 2013
Global Hunter Securities, LLC
as Representative of the several Underwriters
777 3rd Avenue, 22nd Floor
New York, New York 10017

Ladies and Gentlemen:

This Lock-Up Agreement is being delivered to you in connection with the proposed Underwriting Agreement (the "Underwriting Agreement") to be entered into by Box Ships Inc., a Marshall Islands corporation (the "Company") and you (the "Representative") and the other underwriters named in Schedule A to the Underwriting Agreement, with respect to the public offering (the "Offering") of common shares, par value $0.01 per share, of the Company (the "Common Shares").

In order to induce you to enter into the Underwriting Agreement, the undersigned agrees that, for a period (the "Lock-Up Period") beginning on the date hereof and ending on, and including, the date that is 90 days after the date of the final prospectus relating to the Offering, the undersigned will not, without the prior written consent of the Representative, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or file (or participate in the filing of) a registration statement with the Securities and Exchange Commission (the "Commission") in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder (the "Exchange Act") with respect to, any Common Shares or any other securities of the Company that are substantially similar to Common Shares, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Shares or any other securities of the Company that are substantially similar to Common Shares, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing, whether any such transaction is to be settled by delivery of Common Shares or such other securities, in cash or otherwise or (iii) publicly announce an intention to effect any transaction specified in clause (i) or (ii).  The foregoing sentence shall not apply to (a) bona fide gifts, provided the recipient thereof agrees in writing with the Underwriters to be bound by the terms of this Lock-Up Agreement or (b) dispositions to any trust for the direct or indirect benefit of the undersigned and/or the immediate family of the undersigned, provided that such trust agrees in writing with the Underwriters to be bound by the terms of this Lock-Up Agreement.  For purposes of this paragraph, "immediate family" shall mean the undersigned and the spouse, any lineal descendent, father, mother, brother or sister of the undersigned.

In addition, the undersigned hereby waives any rights the undersigned may have to require registration of Common Shares in connection with the filing of a registration statement relating to the Offering.  The undersigned further agrees that, for the Lock-Up Period, the undersigned will not, without the prior written consent of the Representative, make any demand for, or exercise any right with respect to, the registration of Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares, or warrants or other rights to purchase Common Shares or any such securities.

Notwithstanding the above, if (a) during the period that begins on the date that is fifteen (15) calendar days plus three (3) business days before the last day of the Lock-Up Period and ends on the last day of the Lock-Up Period, the Company issues an earnings release or material news or a material event relating to the Company occurs; or (b) prior to the expiration of the Lock-Up Period, the Company announces that it will release earnings results during the sixteen (16) day period beginning on the last day of the Lock-Up Period, then the restrictions imposed by this Lock-Up Agreement shall continue to apply until the expiration of the date that is fifteen (15) calendar days plus three (3) business days after the date on which the issuance of the earnings release or the material news or material event occurs.

In addition, the undersigned hereby waives any and all preemptive rights, participation rights, resale rights, rights of first refusal and similar rights that the undersigned may have in connection with the Offering or with any issuance or sale by the Company of any equity or other securities before the Offering, except for any such rights as have been heretofore duly exercised.

The undersigned hereby confirms that the undersigned has not, directly or indirectly, taken, and hereby covenants that the undersigned will not, directly or indirectly, take, any action designed, or which has constituted or will constitute or might reasonably be expected to cause or result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of Common Shares.

The undersigned hereby authorizes the Company and its transfer agent, during the Lock-Up Period, to decline the transfer of or to note stop transfer restrictions on the stock register and other records relating to Common Shares or other securities subject to this Lock-Up Agreement of which the undersigned is the record holder, and, with respect to Common Shares or other securities subject to this Lock-Up Agreement of which the undersigned is the beneficial owner but not the record holder, the undersigned hereby agrees to cause such record holder to authorize the Company and its transfer agent, during the Lock-Up Period, to decline the transfer of or to note stop transfer restrictions on the stock register and other records relating to such shares or other securities.

*     *     *

If (i) the Company notifies you in writing that it does not intend to proceed with the Offering, (ii) the registration statement filed with the Commission with respect to the Offering is withdrawn or (iii) for any reason the Underwriting Agreement shall be terminated prior to the "time of purchase" (as defined in the Underwriting Agreement), this Lock-Up Agreement shall be terminated and the undersigned shall be released from its obligations hereunder.

Yours very truly, Name: